Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    December    2002



                         GLOBALTEX INDUSTRIES INC.
________________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
________________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                         Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________














                               SCHEDULE A




                        GLOBALTEX INDUSTRIES INC.




                    CONSOLIDATED FINANCIAL STATEMENTS




                   NINE MONTHS ENDED DECEMBER 31, 2002




                               (UNAUDITED)





























Globaltex Industries Inc.
(An exploration stage company)
Consolidated Balance Sheets
For the periods ended December 31, 2002
(Canadian Dollars)
(Unaudited)
-------------------------------------------------------------------------------
                                                  December 31,     March 31,
                                                    2002             2002
ASSETS

CURRENT
     Cash and cash equivalents                       $ -            $73,501
     Restricted cash                                  -             296,803
     Subscription receivable (Note 4)              625,000             -
     Accounts receivable (Note 5)                    1,969        1,628,158
     Prepaid expenses                                5,477            5,477
Total current assets                               632,466        2,003,939

CAPITAL ASSETS (Note 6)                             16,020           19,530
MINERAL PROPERTIES (Note 7) (Schedule 1)        13,184,626       13,026,175

Total assets                                   $13,833,091      $15,049,644

LIABILITIES

CURRENT
     Bank indebtedness                              $3,107            $ -
     Accounts payable and accrued liabilities      518,140        2,019,165
     Interest payable                                 -              26,588
     Notes payable (Note 9)                         31,178        1,550,355
Total current liabilities                          552,425        3,596,108
DUE TO RELATED PARTY (Note 7)                      600,000          600,000
Total liabilities                                1,152,425        4,196,108

SHAREHOLDERS' EQUITY
Commitment to issue shares                           -            1,000,000
Capital stock (Note 10 and 11)
    Authorized
        100,000,000 common shares of no par value
    Issued and fully paid (Note 10)
        32,073,269 shares                       26,423,896       23,207,462
Contributed surplus and other capital            1,092,761        1,092,761
Additional paid-in capital (Note 11 (c))            27,353              -
Deficit accumulated during exploration stage   (14,863,344)     (14,446,687)
Total shareholders' equity                      12,680,666       10,853,536

Total liabilities and shareholders' equity     $13,833,091      $15,049,644

CONTINUING OPERATIONS (Note 2)
CONTINGENT LIAB ILITIES AND COMMITMENTS (Note 14)

APPROVED BY THE BOARD OF DIRECTORS

  " Mark Fields "          Director

  " Clay Gillespie "       Director
Globaltex Industries Inc.
(An exploration stage company)
Consolidated Statement of Loss and Deficit
For the periods ended December 31, 2002
(Canadian Dollars)
(Unaudited)
-------------------------------------------------------------------------------
                   Three Months    Three Months    Nine months     Nine months
                   Period Ended    Period Ended    Period Ended    Period Ended
                   December 31     December 31      December 31     December 31
                     2002            2001             2002           2001

EXPENSES
  Accounting and
  audit ( recovery)   $(5,129)        $4,811         $17,223        $27,811
  Amortization          1,170          1,294           3,510          3,917
  Consulting including
 (Note 11 (c))         33,861           -             52,096           -
  Fees and
  assessments           2,412           1,136         10,966          9,511
  Interest and
  financing             8,797        226,378          95,592        884,948
  Legal                15,158       (221,847)         45,667        113,927
  Management fees        -              -             32,750        105,000
  Office               31,444         57,443         105,568        109,945
  Promotion and
  marketing             4,146          4,938          20,448          7,253
  Transfer agent         (227)         3,153           3,724          7,284
  Travel               10,270         (3,238)         13,163         22,314
                     $101,902        $74,041        $400,707      $1,291,910

OTHER ITEMS
  Interest and other      340            769           1,472          4,453
  Write-off of
  investment in
  US Power Project       -               -               -         (189,260)
  Foreign exchange
  gain (loss)            (979)         6,237         (17,421)        17,593
                         (639)         7,006         (15,950)      (167,214)

  Loss for the
  period              102,541         67,035         416,657      1,459,124

  Deficit,
  beginning of
  period           14,760,803     13,498,218      14,446,687     12,106,129

  Deficit,
  end of period   $14,863,344    $13,565,253     $14,863,344    $13,565,253








Globaltex Industries Inc.
(An exploration stage company)
Consolidated Statement of Cash Flows
For the periods ended December 31, 2002
(Canadian Dollars) (Unaudited)
-------------------------------------------------------------------------------
                   Three Months    Three Months    Nine months     Nine months
                   Period Ended    Period Ended    Period Ended    Period Ended
                   December 31     December 31     December 31    December 31
                    2002            2001              2002            2001
Operating Activities
  Loss for
  the period        $(102,541)       $67,035       $(416,657)   $(1,459,124)
  Adjustments:
    Amortization        1,170          1,294           3,150          3,917
    Non-cash consulting
     costs              9,118           -             27,353           -
    Non-cash financing
     costs               -           153,844          25,973        761,976
    Income from Falls Mountain
      Coal Ltd.         -            741,524            -           741,524
    Write-off of investment in
    US Power Project     -              -               -           189,260
    Foreign exchange
     (gain) loss          979         (6,237)         17,421        (17,593)
                      (91,273)       823,390        (342,399)       219,960
Changes in non-cash working capital
  items               (97,200)      (154,440)        335,485       (394,976)
                     (188,473)       668,950          (6,941)      (175,016)

Financing Activities
  Loan (payments)
    proceeds          146,073       (559,042)         31,178      1,585,563
  Issuance of capital
   stock              (55,000)          -             75,000        578,000
                       91,073       (559,042)        106,178      2,163,563

Investing Activities
  Acquisition of capital
    assets               -                66            -            (1,201)
  Investment in US Electric Power
    Inc.                 -              -               -          (182,021)
  Deferred exploration and
    development        30,874        (26,280)       (158,451)      (857,473)
  Reclamation deposit    -              -               -               -
 Acquisition of net assets of Willow
 Creek, net of cash      -                -                -              -
                       30,874        (26,214)       (158,451)    (1,040,695)
Foreign exchange gain
     (loss)              (979)         6,237         (17,421)        17,593
Increase in cash and cash
   equivalents        (67,506)       89,931          (76,608)       965,445

Cash and cash equivalents - beginning of
   period              64,399        906,897          73,501         31,383
Cash and cash equivalents - end of
   period             $(3,107)      $996,828         $(3,107)      $996,828
Globaltex Industries Inc.
(An exploration stage company)
Consolidated Statement of Deferred Exploration and Development Costs
For the periods ended December 31, 2002
(Canadian Dollars)
(Unaudited)                                                         Schedule 1
-------------------------------------------------------------------------------
                   Three Months    Three Months    Nine months     Nine months
                   Period Ended    Period Ended    Period Ended    Period Ended
                   December 31     December 31     December 31     December 31
                     2002             2001             2002             2001

Deferred Expenditures - Indin Lake
  Acquisition           $-             $-              $-             $-
  Consulting             -            10,020            -            31,125
  Geological program     -              -               -              -
  Environmental deposit  -              -               -              -
  Insurance              -              -               -              -
  Insurance proceeds     -              -               -              -
  Taxes and licenses    1,260          1,260           2,782          2,571
  Supplies               -              -               -              -
  Survey                 -              -               -              -
  Travel and camp        -              -               -              -
                        1,260         11,280           2,782         33,696


Willow Creek Coal Property
  Acquisition            -              -               -              -
  Bulk sample            -              -               -              -
  Consulting             -             15,000            -           52,840
  Deferred development (32,134)      (741,524)        155,296        18,026
  Environmental          -              -              -               -
  Laboratory             -              -              -               -
  Reclamation            -              -              -               -
  Supplies               -              -              -               -
  Survey and mapping     -              -              -               -
  Travel                 -              -               373          11,387
  Costs written-down     -              -              -               -
                      (32,134)      (726,524)         155,669        82,253

Total                 (30,874)      (715,244)         158,451       115,949

Resource Property, beginning of
      period       13,215,500     13,432,187      13,026,175     12,600,994

Resource Property, end of
     period       $13,184,626    $12,716,943     $13,184,626    $12,716,943










Globaltex Industries Inc.
(An exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2002
(Unaudited)
-------------------------------------------------------------------------------
1.  BUSINESS OF THE COMPANY
    The Company is engaged in the exploration and development of a coal project (Note 7(b)) near Chetwynd, British Columbia, and a gold property (Note 7(a)) in the Northwest Territories, Canada. A feasibility study was completed in September 2002 on the Willow Creek Coal Project indicating that an open pit coal mine producing 950,000 clean tonnes of coal per annum would cost approximately $24.1 million. The Joint Venture is presently evaluating and financing strategies to place the coal property into production.

2.  CONTINUING OPERATIONS
    These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has incurred losses since inception of $14,863,344 and as December 31, 2002 has working capital of $80,021. The Company's continued existence is dependent on the ability to obtain loan financing or the raising of additional equity capital through sales of its common stock and the Company's ability to ultimately attain profitable operations. Management is continuing its efforts to obtain additional funds so that the Company can meet its obligations and continue the exploration and development of its mineral properties. Should the Company not be able to raise sufficient funds, the Company would likely have its interest in the Joint Venture decreased to less than 66-2/3% (Note 7(b)).
    If the going concern assumption were not applicable in the preparation of these financial statements, adjustments would be necessary to the carrying values of assets and liabilities, the reported net loss and the balance sheet classifications used.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).

 a) Basis of presentation
    These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Globaltex Gold Mining Corp. and Falls Mountain Coal Inc. All intercompany transactions and balances have been eliminated.

 b) Cash and cash equivalents
    Cash and cash equivalents include short-term money market instruments with terms to maturity at the date of issue not exceeding 90 days.

c) Mineral properties
    The Company is involved in exploration and development of its mineral properties. The Company defers all acquisition costs and exploration costs net of pre-commercial revenues, that relate to specific properties when the properties are initially examined and/or the property has indicated mineral reserves until such time as the properties are brought into production, are sold or abandoned. Costs pertaining to properties developed to production will be amortized over the estimated productive life of the property. Costs pertaining to properties sold or abandoned will be written off.
Globaltex Industries Inc.
(An exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2002
(Unaudited)
3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
    The carrying costs of mineral properties and deferred exploration costs are not intended to represent present or future values. The ultimate realization of the carrying costs of mineral properties is dependent upon the discovery of commercially exploitable ore bodies or the proceeds from disposition. On a periodic basis, the Company compares the carrying value of resource properties to estimated net recoverable amounts to determine it there is any indication of impairment.
    In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline No. 11 entitled Enterprises in the Development Stage - (AcG 11). The guideline addresses Three distinct issues including (i) capitalization of costs/expenditures,
   (ii) impairment and (iii) disclosure. Prior to its issuance, development stage entities were exempt from certain aspects of Canadian GAAP. Recently the Emerging Issues Committee issued Abstract 126, Accounting by Mining Enterprises for Exploration Costs, which provided further guidance on AcG11 Abstract 126 concluded that a mining enterprise that has not commenced operations or objectively established mineral reserves is not precluded from considering exploration costs to have the characteristics of property, plant and equipment.
    Under this new guidance, the Company's accounting policies are appropriate And there will be no impact arising from Abstract 126.

 d) Capital assets
    Capital assets are recorded at cost and the Company provides for Amortization using the declining balance method at rates ranging from 20% to 30% per annum.

 e) Restoration, rehabilitation, and environmental expenditures
    Restoration, rehabilitation and environmental expenditures are charged to earnings as incurred during the exploration phase. Significant restoration rehabilitation and environmental expenditures to be incurred subsequent to the cessation of exploration are accrued when their extent can be reasonably estimated.

f) Income taxes
    The Company accounts for income taxes using the future income tax method whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry forwards and other deductions. The value of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Although the Company has tax loss carry forwards, there is uncertainty as to utilization prior to their expiry. Accordingly, the future tax asset amounts have been fully offset by a valuation provision.

 g) Earnings (loss) per common share
    As of April 1, 2001, the Company retroactively adopted the treasury stock method for the calculation of diluted earnings per share in accordance with a new Canadian Institute of Chartered Accountants accounting standard.
Globaltex Industries Inc.
(An exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2002
(Unaudited)
-------------------------------------------------------------------------------
3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
    As a result of this change, diluted earnings per share are computed using The weighted average number of common and common equivalent shares Outstanding during the year. Common equivalent shares consist of the incremental common shares exercisable upon the exercise of stock options and are excluded from the computation if their effect is anti-dilutive.
    The impact of this change in accounting policy on the current and comparative diluted earnings per share was not material.

 h) Use of estimates
    The preparation of financial statements is conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

 i) Fair value of financial instruments
    The Company believes, based upon current information, that the carrying value of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and interest payable approximates their fair value. The estimated fair values of debt, which is estimated by discounting cash flows using current market rates available for debt with similar terms and maturity, is disclosed in Note 8.

 j) Financial risk
    Financial risk is the risk arising from changes in interest rates and foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

k) Joint venture
    The Company accounts for its interest in the Joint Venture on a proportionate consolidation basis, which, due to the current development status of the property, results in presentation similar to that derived from the equity method.

 l) Foreign currency translation
    The Company uses the temporal method to translate transactions and balances denominated in foreign currencies. Under this method, monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at exchange rates in effect at the date of the transaction expect for amortization, which is translated using the same rates as the related assets. Gains and losses on translation are recorded in operations.

 m) Stock options
    The Company has a share based compensation plan which is described in Note 10(a). No compensation expense is recognized for the plans when shares or share options are issued to directors, officers and employees.
Globaltex Industries Inc.
(An exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2002
(Unaudited)
-------------------------------------------------------------------------------
3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
    Any consideration paid by directors, officers and employees on exercise of share options or purchase of shares is credited to share capital.

4.  SUBSCRIPTION RECEIVABLE
    The Company completed a CDN$625,000 private placement of 3,125,000 units at a price of CDN$0.20 per unit. Each unit consists of one common share and one warrant, one warrant being exercisable at a price of CDN$0.23 to purchase one common share for one year and exercisable at a price of CDN$0.27 to purchase one common share during the second year. The subscriber for the full amount was Mark Smith. A four-month hold period expiring May 1, 2003 is applicable to the securities. The amount was received subsequent to December 31, 2002.

5.  ACCOUNTS RECEIVABLE
    Accounts receivable includes $1,969 (March 31, 2002 - $3,955) of GST receivables.

6.  CAPITAL ASSETS
                                 December 31, 2002              March 31, 2002
                                    Accumulated       Net Book     Net Book
                         Cost       amortization       Value         Value

    Office equipments   $66,018        $30,326         $11,565        $18,410
    Field equipment       9,000         28,672           4,455          1,120
                        $75,018        $58,999         $16,020        $19,530

7.  MINERAL PROPERTIES

                                                 December 31,    March 31,
                                                    2002           2002
    Indin Lake                                    $2,914,006    $2,910,855
    Willow Creek Joint Venture                    10,270,620    10,115,320
                                                 $13,184,626   $13,026,175

 a) Indin Lake
    The Company has a 90% interest in certain leases, subject to a 3% net smelter return royalty wherein the balance of 10% is a net profits interest after all costs are recovered located in the Mackenzie Mining Division of the Northwest Territories. The Company has the option to purchase the above royalty for $500,000 for cash or shares at the time of production.

b) Willow Creek Joint Venture (Falls Mountain/Willow Creek)
    During the year ended March 31, 1996, the Company entered into a Joint Venture Agreement with respect to the Willow Creek Coal Project with
    Mitsui Matsushima Co. Ltd, (Mitsui) and BCR Venture Inc. (BCR), a wholly owned subsidiary of BC Railway Company (BC Rail). The purpose of the joint venture is to develop a low cost coal mine.
    Under the agreement, a feasibility study has been completed and accepted by the joint venture participants, and a decision has been made to proceed to develop a coal mine in the Willow Creek coal licenses.
Globaltex Industries Inc.
(An exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2002
(Unaudited)
-------------------------------------------------------------------------------
7.  MINERAL PROPERTIES (Continued)
    Pine Valley Coal Ltd. has been set up as the operator and is directed by a Management Committee.
    Under the agreement, the Company's 100% owned subsidiary, Falls Mountain Coal Inc., contributed 25 coal licences which it owned together with other assets in connection with its exploration activities at Willow Creek. The licences and assets were transferred to the Joint Venture in return for a capital account of $2,500,000. Under the Agreement, Mitsui and BC Rail earned a one-third interest each by making equity contributions totaling
    $5 million to the Joint Venture, and a best efforts commitment to obtain project financing.
    During the year ended March 31, 2001, the Company acquired BCR's interest in consideration of $3,902,543 cash, resulting in the Company holding 66-2/3% of the joint venture. The Company has recorded a cumulative loss allowance on its Willow Creek properties of $4,774,290 at December 31, 2002 and March 31, 2002 which recognizes the difference between the property carrying value and the transfer value to the Joint Venture to the extent of the interests of the other Ventures.

    During the current quarter the interest has accrued on the funding shortfall regarding Mitsui's funding of the trial cargo program. As at December 31, 2002 the Company had not paid its proportionate share of contributions to the Joint Venture amounting to $472,626 reducing the Company's interest in the Joint Venture to 63.14%. This amount was paid by the Company to restore its interest to 66-2/3% subsequent to the end of the quarter (See Subsequent Events).

    Under the agreement, the parties have contracted with BC Rail to provide haulage services under a haulage contract and have also contracted with Mitsui to market the coal worldwide during the life of the project. The Agreement also provides that, in the event of acquisition of control of the Company (as defined by the Securities Act of British Columbia) by a person in the business of producing or transporting coal in, or selling coal produced from Alberta or British Columbia, the Company will cease to have any representation or right to vote on the management committee of the Joint Venture.

    The assets, liabilities and cash flows of the Joint Venture are summarized as follows:
                                                 December 31,    March 31,
                                                     2002           2002
    Current assets and deposits                     $237,625     $2,932,965
    Coal property interests and equipment         10,304,140     11,249,262
                                                  10,541,765     14,182,227
    Current liabilities                                9,856      2,153,358
                                                 $10,531,909    $12,028,869

                                                 December 31,    March 31,
       Cash Flows:                                   2002          2002
      Investing activities                         $(945,122)   $(1,787,134)
      Financing activities                           617,974      1,819,000
Globaltex Industries Inc.
(An exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2002
(Unaudited)
-------------------------------------------------------------------------------
8.  DUE TO RELATED PARTY
    The Company has provided for the payment of $600,000 to the estate of the former Chairman of the Company (the Estate). The Estate is administered on behalf of its beneficiaries by a director of the Company. The Company has agreed, subject to certain conditions being fulfilled, to enter into discussions that could result in shares of the Company being issued in full consideration of an amount of $600,000 for the Estate upon terms and arrangements that are yet to be determined. There is no immediate requirement or intention to finalize these discussions.

9.  NOTES PAYABLE
                                                 December 31,    March 31,
                                                     2002           2002
    Non-Interest bearing promissory note,
    maturing September 18, 2002.                       $-          $400,000
    Promissory note, bearing 15% interest per annum,
    secured by shares of Falls Mountain Coal Inc.,
    maturing August 24, 2002.                           -           804,328
    Promissory note, bearing 15% interest per annum,
    secured by shares of Falls Mountain Coal Inc.,
    maturing September 10, 2002.                        -           372,000
    Promissory note, bearing 10% interest per annum,
    maturing April 5, 2003.                           31,178           -
                                                      31,178      1,576,328
    Less: amount to be accreted to date of maturity     -           (25,973)
                                                     $31,178     $1,550,355

   On November 27, 2002, $20,000 USD (equivalent to $31,178 Cdn) was advanced to the Company. The advanced loan is non-interest bearing and has no specific terms of repayment. The loan was repaid subsequent to the quarter end December 31, 2002.




















Globaltex Industries Inc.
(An exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2002
(Unaudited)
-------------------------------------------------------------------------------
10.  SHAREHOLDERS' EQUITY INFORMATION FROM INCEPTION TO DECEMBER 31, 2002

  a) Shares issued for cash
                                                         Shareholders' Equity
                                   Years       Number of    From inception to
                                   Issued       shares      December 31, 2002
                                    1970         45,117             $67,675
                                    1971         12,895              30,948
                                    1972         16,361              49,084
                                    1973              1                   1
                                    1974         83,333              60,000
                                    1976        100,000              90,000
                                    1977         66,667              35,000
                                    1978        100,000              52,173
                                    1980        233,333             135,000
                                    1981        433,333           1,496,546
                                    1987         83,333              62,500
                                    1988        358,334             321,751
                                    1990        150,000              43,500
                                    1991         50,000              14,000
                                    1992        800,000             235,750
                                    1994        236,500             302,030
                                    1995        648,125             542,860
                                    1996        100,000             120,000
                                    1997         50,000              60,000
                                    1998        355,000             230,787
                                    1999      1,225,833             758,463
                                    2000      1,816,157             958,000
                                    2001        656,500             384,979
                                    2002        866,667             578,000
                                    2003        136,362              75,000
                                    2003      3,125,000             625,000
                                             11,748,85           $7,329,047


















Globaltex Industries Inc.
(An exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2002
(Unaudited)
-------------------------------------------------------------------------------
10. SHAREHOLDERS' EQUITY INFORMATION FROM INCEPTION TO DECEMBER 31, 2002 (Continued)

  b) Shares issued for property (company and predecessor corporations)

                                                         Shareholders' Equity
                                   Years      Number of     from inception to
                                   Issued      shares      December 31, 2002
                                    1970        108,333            $162,500
                                    1973         25,000               7,500
                                    1976        108,333               3,250
                                    1976          1,667               1,000
                                    1980        250,000             559,815
                                    1981          8,333              56,250
                                    1983          8,333              42,500
                *                   1985        (82,732)           (185,261)
                                    1988        100,000              88,000
                                    1990        100,000              25,000
                                    1991        100,000              25,000
                                    1993      5,400,000           8,532,000
                                    1995         80,000              96,000
                                             6,207,267           $9,413,554
   * Shares contributed to the Company and cancelled

  c) Shares issued for debt         1985        993,368            $745,026
     Shares issued for equipment    1985        333,333             400,000
                                    1987        447,052             335,289
     Shares issued for debt         1988         46,315              34,737
                                    1990        568,953             194,002
                                    1991        608,360             152,090
     Shares issued for finders' fee 1996        756,581             543,049
     Shares issued for debt         1996      1,038,390           1,013,631
                                    1997         50,000              47,500
                                    1998        130,840             157,008
                                    2000        263,157             181,095
     Shares issued for debt         2002      4,695,080           3,361,434
     Shares issued for debt         2003      4,185,722           2,516,433
                                             14,117,151          $9,681,294

    DECEMBER 31, 2002                      32,073,269          $26,423,895

   During the nine months period ended December 31, 2002, the Company:
  (i) Issued 1,428,571 common shares to settle notes payable in the amount of $1,000,000.
 (ii) Issued 136,362 common shares for proceeds of $75,000 from private placement.
(iii) Issued 100,000 common shares to settle $55,000 debt due to a director.
 (iv) Issued 2,657,151 common shares to settle notes payable in the amount of $1,461,433.
  (v) Issued 3,125,000 common shares for proceeds of $625,000 from a private placement.
Globaltex Industries Inc.
(An exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2002
(Unaudited)
-------------------------------------------------------------------------------
11.  STOCK OPTIONS AND WARRANTS

(a) As at December 31, 2002, outstanding stock options to directors and an employee were as follows:

                   Number of shares      Exercise price       Expiry date

                      393,500             $1.20                 March 23, 2003
                      900,000             $0.90                 March 31, 2003
                      100,004             $0.90               November 1, 2003
                      300,000             $0.90              December 12, 2006
                      250,000             $0.90                 April 28, 2007
                       15,000             $0.90                    May 7, 2007
                    1,958,504

(b) As at December 31, 2002, outstanding share purchase warrants were as follows:

                   Number of shares      Exercise price       Expiry date

                      300,000             $1.70             September 16, 2003
                    2,000,000             $1.60/$1.70     January 8, 2003/2004
                      300,000             $1.25/$1.35  September 18, 2003/2004
                       68,181             $0.60                  June 19, 2004
                    3,125,000             $0.23/$0.27   December 31, 2003/2004
                    5,793,181

(c) During the 1st quarter of 2003, 200,000 stock options were issued to non-employees and non-directors. Using the fair value method for stock based compensation, consulting costs of $27,353 were recorded for the nine months period ended December 31, 2002 (2001 - $NIL). This amount was determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, exercising on the last day before expiry, a weighted average volatility of the Company's share price of 69% and an average annual risk free interest rate of 4%.

12. RELATED PARTY TRANSACTIONS

(a) The Company paid or accrued amounts payable to shareholders and companies controlled by directors as follows:
                                    December 31, 2002     December 31, 2001

     Management fees                          $32,750              $105,000
     Interest expense                          41,971               103,264

(b) As at December 31, 2002, accounts payable and accrued liabilities include $51,675 (March 31, 2001 - $18,925) due to a director, shareholders and companies controlled by directors.



Globaltex Industries Inc.
(An exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2002
(Unaudited)
-------------------------------------------------------------------------------
13. SEGMENTED INFORMATION
    The Company operates in one industry and as at December 31, 2002 and 2001 substantially all of the Company's assets were located in Canada.

14. CONTIGENT LIABILITIES AND COMMITMENTS
    The Company has a $50,000 letter of credit outstanding at December 31, 2002 (March 31, 2002 - $50,000).
    The Company has been billed $446,687 by a third party during the year ended March 31, 2002. The Company has informed the third party that it was not engaged by the Company and hence the Company does not concur with the billing. The third party has informed the Company that it continues to believe the billing is valid. The Company will contest the billing if it becomes necessary and will only record an expense related thereto in the period that the amount of settlement, if any, becomes determinable.

    During the year ended March 31, 2002, the Company was served with a claim from a former director of the Company for $412,435 with respect to unpaid obligations, that it believes is without merit and is unlikely to be successful.
    The Company's capital tax returns since year ended March 31, 1996 have been audited by the Provincial Revenue Income Taxation Branch. The treatment of certain items in the tax returns is being investigated. The Company is having discussions with its auditor and the provincial income taxation branch on these issues. Subject to the final resolution of those discussions, the Company may have a tax liability due to the provincial government.

    The Company has entered into an operating lease agreement for office space which require the Company to make the following lease payments:
                                    2003       $32,966
                                    2004        30,219
                                    2005          -
                                               $63,185

15. SUBSEQUENT EVENTS
   The Company repaid Mitsui Matsushima Canada Ltd. $442,337 including interest to restore its Willow Creek Joint Venture interest to 66 2/3%.
   The Company repaid the US$20,000 loan to a director.
   The Company completed a CDN$625,000 private placement of 3,125,000 units at a price of CDN$0.20 per unit. Each unit consists of one common share and one warrant, one warrant being exercisable at a price of CDN$0.23 to purchase one common share for one year and exercisable at a price of CDN$0.27 to purchase one common share during the second year. The subscriber for the full amount was Mark Smith. A four-month hold period expiring May 1, 2003 is applicable to the securities.

16. LIST OF DIRECTORS AND OFFICERS

    Mark Fields             Director, President and CEO
    Clay Gillespie          Director
    Mark Smith              Director
GLOBALTEX INDUSTRIES INC.
SCHEDULE B - SUPPLEMENTARY INFORMATION
FOR THE QUARTER ENDED DECEMBER 31, 2002
-------------------------------------------------------------------------------
  1. Analysis of expenses and deferred costs

  See attached Schedule A.

  2. Related party transactions:

    Salaries totaling $67,500 were paid during the period to one director of the Company.

    Management fees totaling $51,675 were accrued to one former director of the Company during the period.

    The Company paid and accrued interest expense totaling $41,971 to a shareholder beneficially owning more than 10% of the stock..

  3. Summary of securities issued and options granted during the Nine Months ended December 31, 2002:

    Securities issued:

  Date of   Type of     Type of   Number   Price   Total   Type of   Commission
   Issue    Security    Issue                    Proceeds  Consider-    Paid
                                                           -ation
-------------------------------------------------------------------------------
  June 4,   Common     Private   136,362   $0.55  $75,000    Cash          Nil
    2002    Shares     Placement

  June 4   1Warrants   Private    68,181    N/A     Nil        N/A         Nil
    2002              Placement

  Sep. 12,  Common      Debt     100,000   $0.55    N/A      Debt          Nil
   2002     Shares      Settlement                           Conversion

  Dec. 31   Common     Private 3,125,000   $0.20  $625,000    Cash         Nil
    2002    Shares     Placement

  Dec. 31   2Warrants   Private 3,125,000   N/A     Nil        N/A         Nil
    2002                Placement

  1.Each warrant entitles the holder to purchase one common share at a price of
    $0.60 per share until June 19, 2004.
  2. One warrant entitles the holder to purchase one common share at a price of $0.23 per share until December 31, 2003 and $0.27 per share until December 31, 2004..

    Options granted during the period:

       Date          Number   Name of Optionee  Exercise Price   Expiry Date
  Apr. 29, 2002     150,000   Howard Behren        $0.90         Mar. 31, 2003
  Apr. 29, 2002     150,000   Mark Smith           $0.90         Apr. 28, 2007
  Apr. 29, 2002     100,000   Clay Gillespie       $0.90         Apr. 28, 2007
  May 8, 2002        15,000   Lei Wang             $0.90         May 7, 2007
  Jun. 4, 2002       200,000    Anreder Hirschhorn   $0.90       Jun. 3, 2007
GLOBALTEX INDUSTRIES INC.
SCHEDULE B - SUPPLEMENTARY INFORMATION (CONTINUED)
FOR THE QUARTER ENDED DECEMBER 31, 2002
-------------------------------------------------------------------------------
4.  Summary of securities at the end of the Nine Months ended December 31,2002:

    Authorized and issued share capital:

    Class      Par Value     Authorized Number    Issued Number    Amount
    Common     NPV           100,000,000           32,073,269      $26,426,896

    Options, warrants and convertible securities outstanding:

    Security       Number or Amount     Exercise Price         Expiry Date
-------------------------------------------------------------------------------
    1 Warrants       2,000,000          $1.60/1.70       January 8, 2003/2004
    2 Warrants         300,000          $1.70              September 16, 2003
    3 Warrants         300,000          $1.25/1.35    September 18, 2003/2004
    4 Warrants       3,125,000          $0.23/$0.27    December 31, 2003/2004
      Warrants          68,181          $0.60                   June 19, 2004
      Options          393,500          $1.20                  March 23, 2003
      Options          900,000          $$0.9                  March 31, 2003
      Options          300,000          $0.90               December 12, 2006
      Options          250,000          $0.90                  April 28, 2007
      Options          15,000           $0.90                     May 7, 2007
      Options         100,004           $0.90                November 1, 2003

  1 Each warrant entitles the holder to purchase one common share at a price of $1.60 until January 8, 2003 and $1.70 until January 8, 2004.

  2 Each warrant entitles the holder to purchase one common share at a price of $1.70 until September 16, 2003.

  3 Each warrant entitles the holder to purchase one common share at a price of $1.25 per share until September 18, 2003 and $1.35 per share until September 18, 2004.

  4. Each warrant entitles the holder to purchase one common share at a price of $0.23 per share until December 31, 2003 and $0.27 per share until December 31, 2004.

    Shares in escrow or subject to pooling:
    Number in escrow: Nil    Pooled: Nil

5.  Directors and officers

    Mark Fields,         President, Chief Executive Officer, Director
    Clay Gillespie,      Director
    Mark Smith.          Director








GLOBALTEX INDUSTRIES INC.
SCHEDULE C - MANAGEMENT DISCUSSION
FOR THE PERIOD ENDED DECEMBER 31, 2002
-------------------------------------------------------------------------------
1. Description of Business
    The Company is a venture company under the rules of the TSX Venture Exchange. The Company is currently in a joint venture developing a coal property in northeastern BC.

2. Discussion of Operations and Financial Condition for the period to date:
   The Company and its joint venture partner Mitsui Matsushima Canada Ltd. engaged an engineering firm to complete an update of a feasibility study for the Pine Valley project. The results were released during the period.

   The Company incurred Expenses and Other Items totaling $102,541 for the three months ending December 31, 2002 ($416,657 for the nine month period) compared to $67,035 for the quarter ending December 31, 2001 ($1,459,124 for the nine month period). The reduced Expenses and Other Items, excluding stock based compensation, reflect the lower debt and a focus on reducing the general and administrative expenses.

   Three Month Results
    Consulting fees increased from nil in the three months ended December 31, 2001 to $33,861 for the three months ended December 31, 2002 as a result primarily of using the fair value method for stock based compensation for stock options which were issued. The Company incurred lower interest and financing costs in the three months ended December 31, 2002 of $8,797 compared to the three months ended December 31, 2001 costs of $226,378 due to substantially lower loans outstanding. Legal fees for the quarter ended December 31, 2002 were $15,158 compared to December 31, 2001 costs of
   ($221,874) when significant legal fees which had been accrued were reversed. Office expenses, including salaries, were $31,444 for the period ending December 31, 2002 compared to $5,7443 for the period ending December 31, 2001. The reduced amount of the Office expenses reflects a focus to reduce the administrative costs to operate the Company. Travel costs for the quarter ending December 31, 2002 were $10,270 compared to ($3,238) for the quarter ending December 31, 2001. The increased costs were travel related to advancing the Pine Valley project.
   The Company incurred development costs of $30,874 in the quarter ending December 31, 2002 compared to ($26,280) in the same period of the previous year. Following the completion of the trial cargo coal shipment earlier in the calendar year the Company with its joint venture partner Mitsui Matsushima Canada Ltd. had Norwest Mine Services Ltd. complete an updated feasibility study for the Pine Valley project, which was delivered in September 2002.

   Nine Month Results
    Below is a table comparing Expense items for the Nine Month periods ending December 31 in 2002 and 2001 where significant changes occurred.
    A discussion of the changes follows the table.
                                       Nine Month Ended    Nine Month Ended
                                       December 31, 2002   December 31, 2001
    Consulting                          $52,096              Nil
    Interest and Financing              $95,592             $884,948
    Legal fees                          $45,667             $113,927
    Management fees                     $32,750             $105,000
    Promotion & Marketing               $20,448               $7,253
GLOBALTEX INDUSTRIES INC.
SCHEDULE C - MANAGEMENT DISCUSSION (CONTINUED)
FOR THE QUARTER ENDED DECEMBER 31, 2002

   Consulting fees increased as a result primarily of using the fair value method for stock based compensation for stock options which were issued.
   The Company incurred lower interest and financing costs due to substantially lower loans outstanding. Legal fees were lower as a result of the Company investigating an opportunity to develop a coal fired electrical generation plant in Washington State in 2001 and reversing significant legal fees which had been accrued in 2002. Management fees were lower, reflecting the Company's focus to reduce the administrative costs to operate the Company. Promotion and Marketing increased primarily due to the initial start up costs as the Company developed and launched a new web site during the second quarter and engaged a firm to focus on marketing.

   The Company incurred development costs of $158,451 in the Nine Month period ending December 31, 2002 compared to $857,473 in the same period of the previous year. In addition the Company wrote down $182,021 in US Electric Power Inc. in the Nine Month period ending December 31, 2001. Following the completion of the trial cargo coal shipment earlier in the calendar year the Company with its joint venture partner Mitsui Matsushima Canada Ltd. had Norwest Mine Services Ltd. complete an updated feasibility study for the Pine Valley project, which was delivered in September 2002.


3. Subsequent Events

   The Company repaid Mitsui Matsushima Canada Ltd. $442,337 including interest to restore its Willow Creek Joint Venture interest to 66 2/3%.

   The Company completed the CDN$625,000 private placement of 3,125,000 units at a price of CDN$0.20 per unit. Each unit consists of one common share and one warrant, one warrant being exercisable at a price of CDN$0.23 to purchase one common share for one year and exercisable at a price of CDN$0.27 to purchase one common share during the second year. The subscriber for the full amount was Mark Smith. A four-month hold period expiring May 1, 2003 is applicable to the securities.

   The Company repaid a US$20,000 loan to a director.

4. Financings, Principal Purposes and Milestones

   The Company arranged a non-brokered private placement for CDN$625,000, issuing 3,125,000 units at a price of CDN$0.20 per unit, each unit consisting of one common share and one warrant, one warrant being exercisable at a price of CDN$0.23 to purchase one common share for one year and exercisable at a price of CDN$0.27 to purchase one common share during the second year. The funds will be for continuing work on the Pine Valley coal project, repaying Mitsui Matsushima Canada Ltd. (done subsequent to the end of the period) for funds advanced during the 48,000 tonne coal trial cargo successfully completed earlier this year and general working capital.

   The Company increased its authorized capital to 100,000,000 common shares without par value following shareholder approval at the annual general meeting.
GLOBALTEX INDUSTRIES INC.
SCHEDULE C - MANAGEMENT DISCUSSION (CONTINUED)
FOR THE QUARTER ENDED DECEMBER 31, 2002

5. Liquidity and Solvency

   The Company's working capital as of December 31, 2002 was $80,021. As of December 31, 2002 the shortfall in completing the trial cargo was approximately $472,626 and has been funded by Mitsui Matsushima Canada Ltd. The Company repaid the shortfall to restore its joint venture interest from the current interest of approximately 63.26% to 66 2/3% subsequent to the end of the period.
   The Company is currently investigating alternatives to raise further funds.

   The Company has been able to continue to raise the necessary funds for the exploration and development programs on its properties and to fund the general and administrative costs. Nevertheless the Company has to rely upon the sale of equity securities or debt for cash required for exploration and development purposes, for acquisitions and to fund the administration, among other things. Since the Company does not expect to generate any significant positive cash flow in the near future, it will have to continue to rely upon sales of its equity and debt securities to raise capital. It follows that there can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.



































                                  Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                                    Globaltex Industries Inc.

Date:       FEBRUARY 12, 2003                         " Mark Fields "
                                                        President and
                                                        Chief Executive Officer